 1-A/A LIVE 0001718873 XXXXXXXX 024-10757 true false true Stone Bancshares, Inc. AR 2015 0001718873 6199 47-5609598 65 2 802 EAST MAIN STREET MOUNTAIN VIEW AR 72560 870-269-7311 John E. Pruniski, III Banking 2022153.00 17907590.00 164006302.00 8504089.00 201464575.00 1218565.00 158267109.00 22700000.00 182185673.00 19278902.00 201464575.00 4370992.00 1058303.00 165352.00 603369.00 0.42 0.39 S. F. Fiser & Company Common Stock 1438062 None None 0 0 true true false Tier1 Audited Equity (common or preferred stock) N N N Y N N 1000000 1438062 14.0000 14000000.00 0.00 0.00 0.00 14000000.00 N/A 0.00 N/A 0.00 N/A 0.00 S. F. Fiser & Company 5000.00 Hilburn, Calhoon, Harper, Pruniski & Calhoun, Ltd 33500.00 N/A 0.00 Hilburn, Calhoon, Harper, Pruniski & Calhoun, Ltd 1500.00 14000000.00 true false AR FL IA KY MD OK TX false Stone Bancshares, Inc. Common Stock 90523 0 $1,179,999.02 stock was sold at book value at time of issuance which ranged from $13.03 to $13.12 per share. See Rule 701 and Ark. Code Ann. Section 23-42-503(a)(9) and Rule 503.1(a)(9)(I) of the Rules of the Arkansas Security Exchange Comission